EXHIBIT 99.1

June 27, 2012

Immediate Report-Tel-Aviv District Court approves the withdrawal of a claim and motion to certify the claim as a class action filed against the Company’s subsidiary, Pelephone Communications Ltd.

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

On June 27, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced that the Tel-Aviv District Court approved the withdrawal of a claim and motion to certify the claim as a class action, which was filed against the Company’s subsidiary, Pelephone Communications Ltd. and two other cellular companies in December 2007.  The plaintiff sought NIS 1 billion based on alleged radiation damages from cellular antennas which were allegedly unlawfully erected.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.